# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Data443 Risk Mitigation, Inc., CIK 0001068689
CUSIP: 23804G203
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 4000 SANCAR WAY, 4000 SANCAR WAY, RESEARCH TRIANGLE PARK, North Carolina (NC), 27709
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0002051172-25-000002
Filed by CIK 0002051172
Persons authorized to receive notices and communications: Nathan Reid, 1 Taylors Mill Lane, Wilmington, Delaware (DE), 19808, 302-513-5864

## Reporting persons
- Reid Rexford (CIK 0002051172): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 248,564; sole dispositive power 248,564; aggregate amount beneficially owned 248,564 (30.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Data443 Risk Mitigation, Inc.
Address of issuer's principal executive offices: 4000 SANCAR WAY, 4000 SANCAR WAY, RESEARCH TRIANGLE PARK, North Carolina (NC), 27709

## Item 2. Identity and Background
Name of person filing: Rexford Ralston Reid
Residence or business address: 1 Taylors Mill Lane, Wilmington DE, 19808
Present principal occupation or employment: National Accounts Manager at Constallation Brands, 1 Taylors Mill Lane, Wilmington DE, 19808
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person has acquired Data443 Risk Mitigation, Inc. (ATDS) shares for investment purposes, believing the company to be undervalued based on its current market price relative to its potential. While the company shows promise in its niche data security and privacy solutions market, the reporting person recognizes that significant changes may be necessary to unlock shareholder value. The reporting person intends to monitor the company's performance closely and may discuss potential strategic alternatives, operational improvements, and corporate governance enhancements with management, the board of directors, or other shareholders. These discussions include, but are not limited to, exploring options for improving the company's financial position, enhancing its product offerings, and strengthening its market presence. The reporting person reserves the right to increase or decrease their position in the company's securities, depending on market conditions and other factors. Currently, the reporting person has no immediate plans or proposals that would result in any of the transactions or changes contemplated in Item 4 of Schedule 13D but may consider such actions in the future if deemed necessary to protect or enhance shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 23, 2025, the reporting person beneficially owns a total of 248,564 shares of common stock of Data443 Risk Mitigation Inc. (the "Issuer"), representing approximately 30.8% of the outstanding shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 248,564
Transactions in the class effected during the past sixty days:
Run Date Action Type Quantity Price Settlement Date
01/23/2025 Buy Cash 9000 0.05 01/24/2025
01/23/2025 Buy Cash 1000 0.05 01/24/2025
01/23/2025 Buy Cash 50000 0.05 01/24/2025
01/22/2025 Buy Cash 20000 0.05 01/23/2025
01/22/2025 Buy Cash 9000 0.05 01/23/2025
01/22/2025 Buy Cash 1000 0.05 01/23/2025
01/21/2025 Buy Cash 20862 0.05 01/22/2025
01/21/2025 Buy Cash 12210 0.06 01/22/2025
01/10/2025 Buy Cash 26492 0.06 01/13/2025
01/07/2025 Buy Margin 20000 0.07 01/08/2025
01/07/2025 Buy Margin 14353 0.07 01/08/2025
01/07/2025 Buy Margin 14000 0.07 01/08/2025
01/07/2025 Buy Margin 1000 0.07 01/08/2025
01/07/2025 Buy Margin 647 0.07 01/08/2025
12/12/2024 Buy Cash 19000 0.10 12/13/2024
12/12/2024 Buy Cash 1000 0.09 12/13/2024
12/11/2024 Buy Cash 5000 0.10 12/12/2024
12/11/2024 Buy Cash 5000 0.11 12/12/2024
12/04/2024 Buy Cash 5000 0.12 12/05/2024
12/04/2024 Buy Cash 5000 0.13 12/05/2024
12/04/2024 Buy Cash 4930 0.14 12/05/2024
12/04/2024 Buy Cash 1000 0.10 12/05/2024
12/04/2024 Buy Cash 1000 0.13 12/05/2024
12/04/2024 Buy Cash 1000 0.13 12/05/2024
12/04/2024 Buy Cash 1000 0.13 12/05/2024
12/04/2024 Buy Cash 70 0.14 12/05/2024
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of Data443 Risk Mitigation Inc.

## Signatures
- Reid Rexford: Rexford Reid, Rexford Reid (01/23/2025)